February 28, 2011

Michael F. Johnson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Appiphany Technologies Holdings Corp.

File No. 333-167453

SEC Comment letter dated February 28, 2011

Dear Mr. Johnson:

Appiphany Technologies Holdings Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of February 28, 2011, pertaining to the Company’s Amended Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on February 9, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 28, 2011.

Certain Relationships and Related Transactions, page 32

1.

We refer to prior comment 13 and reissue that comment in part. You state that “Notwithstanding the foregoing, none of the following persons has any direct or indirect material interest …” However, it appears that Messrs. Keller, Klippenstein and Roy, each of which is a related party did, in fact, have an interest in one or more of the transactions described in this section. Please remove your statement that “Notwithstanding the foregoing, none of the following persons has any direct or indirect material interest …,” or advise.

RESPONSE: We have revised the Filing to remove the referenced statement.

In connection with the Company’s responding to the comments set forth in the February 28, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

APPIPHANY TECHNOLOGIES HOLDINGS CORP.

/s/ Jesse Keller

By: Jesse Keller

Title: President and Chief Executive Officer